Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2020

CALGARY, April 28, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2020.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2020 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Fund flows from operations ("FFO") in Q1 2020 was $170 million ($1.09/basic share(1)), a decrease of 21% from the prior quarter. The decrease is primarily due to significantly lower commodity prices that began to materialize midway through the quarter in response to the COVID-19 pandemic and oil price war that ensued in early March. Lower commodity price impacts were partially offset by hedging gains.
  Q1 2020 production averaged 97,154 boe/d, representing a 1% decrease from the prior quarter, with minor negative effects from the pandemic. Tie-in activity from the Q1 capital program will contribute meaningfully in the second quarter of 2020.
  In Canada, production averaged 59,537 boe/d in Q1 2020, an increase of 2% from the prior quarter, primarily due to production contributions from new well start-ups in the quarter. We observed strong performance from wells drilled in the quarter, with multiple wells in both the Mannville and Southeast Saskatchewan programs performing ahead of expectations.
  In the Netherlands, production averaged 8,143 boe/d, a slight increase from the prior quarter. We continue to advance the permitting for future planned wells while awaiting the final production permit for our Weststellingwerf well (0.5 net) well, which was successfully drilled and flowed at an initial rate of 14.7 mmcf/d2 in the quarter.
  In response to COVID-19, we have made adjustments to our operating practices, including social distancing and task redesign, to provide both for safety and business continuity in our operations during the pandemic. At present, our only production impacts stem from limited third-party service interruptions and a refinery outage in our French operations.
  In Q1 2020, we negotiated and closed an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024. All other terms within the facility remained the same.
  Vermilion was named to the CDP Climate Leadership Level (A-) for the third consecutive year in 2019. We were one of only two Canadian oil and gas companies and one of only four North American oil and gas companies to receive this designation, ranking Vermilion in the top 6% of oil and gas companies globally.
  In March, we reduced our monthly dividend by 50% to $0.115 per share and announced an $80 to $100 million reduction to our annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and prices. We expect to achieve the high end of this capital reduction range, and have identified $35 million in expense reductions to date to reduce outlays further. In addition, subsequent to the first quarter, our board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the company during this period of weak commodity prices.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	The Weststellingwerf flow rate was 14.7 mmcf/d gross over a 24-hour period at a wellhead pressure of 1,625 psi. Initial flow rates are not necessarily indicative of long-term performance or ultimate recovery.

($M except as indicated)	Q1 2020	Q4 2019	Q1 2019
Financial
Petroleum and natural gas sales	328,314	388,802	481,083
Fund flows from operations	170,225	215,592	253,572
Fund flows from operations ($/basic share) (1)	1.09	1.38	1.66
Fund flows from operations ($/diluted share) (1)	1.09	1.38	1.64
Net earnings (loss)	(1,318,504)	1,477	39,547
Net earnings (loss) ($/basic share)	(8.42)	0.01	0.26
Capital expenditures	233,704	100,625	202,053
Acquisitions	11,337	9,165	16,027
Asset retirement obligations settled	3,732	7,352	3,597
Cash dividends ($/share)	0.575	0.690	0.690
Dividends declared	90,067	107,702	105,549
% of fund flows from operations	53%	50%	42%
Net dividends (1)	82,422	97,502	98,445
% of fund flows from operations	48%	45%	39%
Payout (1)	319,858	205,479	304,095
% of fund flows from operations	188%	95%	120%
Net debt	2,155,623	1,993,194	2,000,144
Net debt to four quarter trailing fund flows from operations	2.61	2.20	1.45
Operational
Production
Crude oil and condensate (bbls/d)	44,881	46,261	49,181
NGLs (bbls/d)	8,022	8,160	7,897
Natural gas (mmcf/d)	265.51	260.72	277.96
Total (boe/d)	97,154	97,875	103,404
Average realized prices
Crude oil and condensate ($/bbl)	58.66	71.25	73.45
NGLs ($/bbl)	8.92	14.63	22.49
Natural gas ($/mcf)	2.94	3.61	5.10
Production mix (% of production)
% priced with reference to WTI	39%	40%	37%
% priced with reference to Dated Brent	17%	17%	18%
% priced with reference to AECO	27%	26%	26%
% priced with reference to TTF and NBP	17%	17%	19%
Netbacks ($/boe)
Operating netback (1)	22.02	27.53	31.50
Fund flows from operations netback	18.85	24.40	26.76
Operating expenses	13.41	12.52	12.92
General and administration expenses	1.47	1.88	1.38
Average reference prices
WTI (US $/bbl)	46.17	56.96	54.90
Edmonton Sweet index (US $/bbl)	38.59	51.59	50.05
Saskatchewan LSB index (US $/bbl)	38.41	51.58	50.84
Dated Brent (US $/bbl)	50.26	63.25	63.20
AECO ($/mcf)	2.03	2.48	2.62
NBP ($/mcf)	4.32	5.38	8.33
TTF ($/mcf)	4.23	5.36	8.14
Average foreign currency exchange rates
CDN $/US $	1.34	1.32	1.33
CDN $/Euro	1.48	1.46	1.51
Share information ('000s)
Shares outstanding - basic	157,020	156,290	153,213
Shares outstanding - diluted (1)	160,425	159,912	156,650
Weighted average shares outstanding - basic	156,562	155,950	152,904
Weighted average shares outstanding - diluted (1)	156,562	156,180	154,550

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

Message to Shareholders

The past two months have been an extremely challenging time for people the world over as we make changes in our daily lives to arrest the COVID-19 pandemic.  Health and safety is our top priority at Vermilion, and we have taken the necessary physical distancing measures and operating adjustments to manage through this crisis while still delivering essential energy products for our society.  I would like to extend my deepest gratitude to all of our employees and contractors who have adapted their daily working practices and schedules to ensure both safety and business continuity at Vermilion.  At present, we have only moderate impacts on our operations due to COVID-19, with those effects stemming solely from reduced availability of third party services in France.  We are particularly proud of our field staff, which has maintained production operations in all of our business units, including jurisdictions that have been particularly hard hit with COVID-19.

During the first quarter of 2020, we executed a front-loaded capital program, in part to mitigate the risk of another season of post break-up weather delays.  Given the events that have transpired over the past several weeks with respect to the COVID-19 pandemic, we believe this program will prove to be beneficial to Vermilion in several ways.  The timing of this program allowed us to complete most of our drilling and completion activity before physical distancing measures were necessary, minimizing health risks to our employees and contractors.  Furthermore, our capital program has established a significant amount of production capacity, which will benefit us throughout the year as we minimize capital expenditures for the remainder of 2020.

Production during the quarter averaged 97,154 boe/d, down slightly from the prior quarter, primarily due to natural decline, unplanned downtime in Australia, minor COVID-19 impacts, and the timing of new well completions.  We drilled several wells in Canada that were more prolific than we anticipated, and brought these wells on production after the end of the first quarter.  We continued to advance permitting in the Netherlands including the recently completed Weststellingwerf well (0.5 net) well, for which we are currently awaiting the final production permit.  In Australia, although somewhat delayed by cyclone activity, we successfully completed the electric submersible pump (ESP) installation on two wells, which has enhanced our production capacity at Wandoo.  Pricing for our Wandoo crude has significantly improved with the implementation of the new IMO 2020 regulation at the start of the year, resulting in an average realized premium of C$29/bbl over dated Brent for Q1 2020.

We generated $170 million of FFO during the quarter, which was down 21% from the prior quarter primarily due to weaker commodity prices.  Crude oil prices started the year on solid footing with WTI and Brent benchmarks reaching over US$63 and US$70 per barrel respectively in early January.  As the rapid spread of COVID-19 took hold during the quarter, global oil prices declined due to associated demand destruction, and the price decline was exacerbated by the OPEC+ price war in early March.  This rapid decline in oil prices had a significant negative impact on our cash flows during the first quarter and our projections for the balance of the year.

In response, we reduced our monthly dividend by 50% and announced an $80 to $100 million reduction to our capital budget in early March.  We now expect to reach the upper end of this capital reduction range.  In addition, we have identified $35 million in expense savings to be executed in 2020, and are continuing to identify greater reductions.  Commodity market conditions continued to deteriorate throughout March and early April, at which point we decided to suspend our monthly dividend until further notice.  The basis for suspending the dividend is to preserve liquidity and protect Vermilion's financial position during this period of global economic turmoil.  Maintaining balance sheet strength has always been our top financial priority and we believe the suspension of our monthly dividend supports that objective.  We also believe that this will better position us for the economic and commodity recovery that we expect will ensue when the world economy emerges from the COVID-19 crisis.

Since the beginning of March 2020, our projected annualized cash outlays for dividends, capex and expenses have been reduced by over $550 million.  Under the current commodity strip, we expect to generate positive free cash flow for the last three quarters of 2020.  Looking forward, Vermilion fully intends to exit this period of economic turmoil in a position of enhanced strength to resume a capital markets model that includes returning cash to our shareholders.

In Q1 2020, we negotiated and closed an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024.  All other terms within the facility remained the same.  As at March 31, 2020, we had over $500 million of undrawn capacity on this facility.

To date, the vast majority of our operations have not been interrupted by the pandemic, aside from minor timing delays in capital projects in several business units as we put COVID-19 protocols in place.  As mentioned previously, we have made the necessary adjustments to our daily working practices to maximize business continuity.  The only meaningful impact has been in France where government-mandated confinement resulting in work restrictions has limited our ability to complete well workovers beginning in March.  In addition, we have been forced to curtail some of our production in the Paris Basin due to a temporary shutdown of the Grandpuits refinery because of reduced product demand.  At present, these COVID-19 impacts are estimated to total approximately 2,000 boe/d on an annualized basis.

Q1 2020 Operations Review

Europe

In France, Q1 2020 production averaged 9,957 boe/d, a decrease of 3% from the prior quarter primarily due to higher than normal well downtime.  The COVID-19 confinement measures put in place by the France government in mid-March restricted our ability to complete well workovers and facility maintenance.  In addition, the Total-operated Grandpuits refinery temporarily shut down operations in late March due to low product demand caused by COVID-19.  As a result of the Grandpuits refinery closure and reduced well servicing activity, we will temporarily reduce our French production by about one-third during the second quarter of 2020.

In the Netherlands, Q1 2020 production averaged 8,143 boe/d, a slight increase from the prior quarter.  The increase was primarily due to higher uptime across our asset base, partially offset by natural decline.  We continue to advance the permitting for future planned wells while awaiting the final production permit for our Weststellingwerf well (0.5 net).

In Ireland, production averaged 41 mmcf/d (6,896 boe/d) in Q1 2020, a decrease of 2% from the prior quarter.  The decrease was primarily due to natural decline, partially offset by higher uptime at the Corrib natural gas processing facility compared to the prior quarter.

In Germany, Q1 2020 production averaged 3,349 boe/d, a slight decrease from the prior quarter.  The decrease was primarily due to planned downtime to perform various workovers and facility maintenance, but was partially offset by improved uptime at one of our operated oil fields following the completion of pipeline maintenance.

In Central and Eastern Europe ("CEE"), production averaged 546 boe/d in Q1 2020, nearly double the level from the prior quarter reflecting a full quarter contribution from the two (1.3 net) Hungarian wells tied-in midway through the fourth quarter of 2019.

North America

In Canada, production averaged 59,537 boe/d in Q1 2020, an increase of 2% from the prior quarter.  The increase was primarily due to production contributions from new well start-ups partially offset by natural decline.  We drilled or participated in 77 (67.4 net) wells in the first quarter of 2020, 15 (15.0 net) of which were drilled in Alberta and 62 (52.4 net) drilled in Saskatchewan.  In both Alberta and Saskatchewan, we observed strong performance from wells drilled in the quarter, with several wells performing ahead of expectations.  We brought 13 (13.0 net) wells on production in Alberta and 55 (48.0 net) wells on production in Saskatchewan during the quarter.  We have completed all of our planned drilling activity in Canada for the year, with the majority of these wells completed and tied-in prior to spring break-up in mid-April.

In the United States, Q1 2020 production averaged 4,685 boe/d, a decrease of 18% from the prior quarter.  The decrease was primarily due to natural decline and increased downtime.  During Q1, we drilled nine (8.9 net) wells and completed and tied-in three (2.9 net) of these wells at the end of the quarter.  The remaining six (6.0 net) wells were completed in April and are undergoing tie-in activities.  This constitutes the completion of our planned drilling and completion activities for 2020 in the United States.

Australia

In Australia, production averaged 4,041 bbl/d in Q1 2020, a decrease of 11% from the previous quarter, primarily due to planned and unplanned downtime, which stemmed from the installation of electric submersible pumps on two of our wells and cyclone activity during the quarter.  The cyclone forced us to temporarily halt Wandoo production and delayed completion of the ESP installations and well startup.  Installation of the ESPs was successfully completed during the quarter and the wells are on production.  Our crude sales during the quarter realized an average price that was approximately C$29 per barrel above Dated Bent, reflecting an increased premium for our Wandoo Crude following the implementation of IMO 2020 regulations.

Dividend and Capital Reductions

In March, we reduced our monthly dividend by 50% to $0.115 per share and announced an $80 to $100 million reduction to our annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and prices.  We now expect to achieve the high end of this capital reduction range.  In addition, subsequent to the first quarter, our board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the company during this period of weak commodity prices.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows.  In aggregate, as of April 21, 2020, we currently have 66% of our expected net-of-royalty production hedged for Q2 2020.  For 2020 as a whole, approximately 49% of our production is hedged, with 82% of our hedge position in two-way and three-way collar structures.

With respect to individual products within our product mix, we have hedged 79% of anticipated European natural gas volumes for Q2 2020.  We have also hedged 75% of our anticipated full-year 2020 European natural gas volumes at prices which are expected to provide for strong project economics and free cash flows.  At present, 61% of our expected Q2 2020 oil production is hedged.  For Q2 2020, 67% of our North American natural gas production is priced away from AECO, with a variety of contracts to sell gas at the SoCal Border, Henry Hub, Saskatchewan and Wyoming.

In addition to the percentages that are shown above for swaps and collars, we have transacted WTI calendar spreads to protect an additional 16% of our Q2 2020 and Q3 2020 oil production.  Please refer to the Hedging section of our website under Invest With Us for further details.

Sustainability

Vermilion was named to the CDP Climate Leadership Level (A-) for the third consecutive year in 2019.  We were one of only two Canadian oil and gas companies and one of only four North American oil and gas companies to receive this designation, ranking Vermilion in the top 6% of oil and gas companies globally.  We are proud of this achievement and believe this ranking is a reflection of our focus on sustainable oil and gas production, responsible operating practices and positive track record of reducing emissions from our assets.  We will continue to seek new and innovative ways to improve our overall operating performance while reducing the emission intensity of our assets.  We fully intend to maintain our focus on ESG despite the economic upheaval wrought by COVID-19.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
April 28, 2020

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

Annual General Meeting Webcast

Vermilion will hold its Annual General and Special Meeting on April 28, 2020 at 3:00 pm MT.  With the emergence of COVID-19, and in light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our meeting will be held virtually.  Shareholders can participate electronically at https://web.lumiagm.com/131477895. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/files/2020_Virtual_Meeting_Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions.  Following the formal portion of the meeting, a presentation will be given by Anthony Marino, President & Chief Executive Officer.  Guests may also view the event at https://web.lumiagm.com/131477895 by registering as a guest.  The live webcast link, webcast slides, and archive webcast link will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by moderate organic production growth and value-adding acquisitions.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas semi-conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands, and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures;  Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2020 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2020; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.  Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development.  The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 28-APR-20